Exhibit 5.1

April 13, 2012

PPL Corporation

Two North Ninth Street

Allentown, PA 18101

Ladies and Gentlemen:

I am Senior Counsel of PPL Services Corporation, and as such am familiar with the affairs of PPL Corporation, a Pennsylvania corporation (the “Company including the proceedings in connection with the sale by Morgan Stanley & Co. LLC and Merrill Lynch International (each a “Forward Counterparty” and together, the “Forward Counterparties”) of an aggregate of 9,900,000 shares (the “Firm Shares”) of common stock, par value $.01 per share (the “Common Stock”), of the Company to the Underwriters (as defined below), pursuant to the Underwriting Agreement dated April 9, 2012 among Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein (collectively, the “Underwriters”), the Forward Counterparties and the Company (the “Underwriting Agreement”).

Pursuant to the Underwriting Agreement, the Underwriters may purchase an additional 1,485,000 shares (the “Option Shares” and together with the Firm Shares, the “Shares”) of Common Stock from the Forward Counterparties (the “Option”). Reference is also made to (i) the letter agreement dated April 9, 2012 between Morgan Stanley & Co. LLC and the Company and the letter agreement dated April 9, 2012 between Merrill Lynch International and the Company (the “Forward Sale Agreements”) and (ii) those additional agreements that the Company will enter into in connection with the Underwriters’ exercise of the Option (the “Additional Forward Sale Agreement”).

Upon my familiarity with the Company, and upon an examination of such other documents and questions of law as I have deemed appropriate for purposes of this opinion, I am of the opinion that the Shares to be issued by the Company and delivered to the Forward Counterparties upon physical or net share settlement, as applicable, pursuant to the Forward Sale Agreements or Additional Forward Sale Agreements, have been duly authorized and when issued and delivered by the Company, will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission in connection with the offer and sale of the Shares (the “Form 8-K”), the use of my name under the caption “Legal Matters” in the Prospectus.

Very truly yours,

/s/ Frederick C. Paine

Frederick C. Paine, Esq.

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